RESTATED AND SUPERSEDING EMPLOYMENT AGREEMENT
This Restated and Superseding Employment Agreement (this “Agreement”), dated as of 13 November 2013 (the “Effective Date”), is by and between Daniel W. Rabun (the “Executive”) and Ensco plc, a public limited company organized under the laws of England and Wales (the “Company”).
WHEREAS, the Company, through its Board of Directors (the “Board”), and the Executive have agreed on the manner of the transition of the Executive’s duties as President and Chief Executive Officer (the “CEO”) of the Company to a successor to be identified at a later date (the “Successor CEO”); and
WHEREAS, the Board desires to retain the Executive’s services as Chairman of the Board for a time following the relinquishment of his duties as CEO, and the Executive is agreeable to serve in that capacity on the terms and conditions stated herein;
NOW, THEREFORE, in consideration of their respective promises and covenants herein contained, and intending to be legally bound hereby, the Company, through its lawful and authorized representatives, and the Executive (the “Parties”) hereby agree as follows:
1. Continued Service as CEO. The Executive agrees to continue to serve, and the Company agrees to continue to employ the Executive, as CEO until the date the Successor CEO appointed by the Board commences employment with the Company as CEO (the “Successor Appointment”). During the Executive’s continued employment as CEO, (i) the Employment Offer Letter Agreement for the Executive, dated 13 January 2006 and accepted on 6 February 2006, as amended on 22 December 2009 (the “Letter Agreement”) shall continue in effect in all respects, and (ii) all other compensation and benefits the Executive receives prior to the Effective Date shall continue to be provided to the Executive. In the event of any conflict between any provision of this Agreement and any provision of the Letter Agreement, the provision or provisions of this Agreement shall control.
2. Relinquishment of CEO Duties; Termination of Prior Agreement. The Executive, pursuant to this Agreement and without further action on his part, will relinquish his duties as CEO as of 12:01 am local time in London, England on the date of the Successor Appointment. If, at that time, the Executive is serving as the Chairman of the Board, pursuant to this Agreement and without further action on the part of the Parties, (i) the Executive will retain his role as Chairman of the Board and (ii) the terms and conditions of this Agreement shall supersede those of the Letter Agreement and the Letter Agreement shall be null and void.
3. Term of Employment as Chairman of the Board. The Company agrees to employ the Executive, and the Executive accepts such employment on the terms and conditions herein set forth, as Chairman of the Board through at least the Annual General Meeting of the Company (the “AGM”) in 2014.
4. Duties following the Successor Appointment. The Executive’s duties while serving as Chairman of the Board following the Successor Appointment shall consist of chairing the Board and providing general oversight, on behalf of the Board, of the Company’s strategy as carried out by executive management. These duties shall be consistent with the Parties’ intention that he will devote his efforts to supporting the Successor CEO with regard to the execution of his or her responsibilities and assisting in the transition of responsibilities to the Successor CEO. The Parties expect that the level of bona fide services performed by Executive in his role as Chairman of the Board following the Successor Appointment shall equal or exceed 35% of the average level of services performed by the Executive for the Company during the immediately preceding 36-month period. The Executive may perform such duties from any location that is convenient to him so long as performance from such location does not materially adversely affect such performance. The Parties agree that following the Successor Appointment the Executive, except for the foregoing commitments to the Company, shall have the flexibility and freedom to pursue and engage in other business opportunities and activities outside the Company, provided that those activities are consistent with the provisions of the Corporate Governance Policy of the Company pertaining to conflicts of interest and outside directorships. During the Executive’s employment with the Company (including his service on the Board), and for twelve (12) months thereafter, the Executive shall not, directly or indirectly solicit, aid, counsel, recruit, recommend, refer or encourage any officer, director, or executive or senior managerial employee of the Company or any of its affiliated companies (the “Ensco Group”), with whom the Executive had dealings (other than in a minimal way) during the twelve (12) months prior to the termination of the

Executive’s employment (including his service on the Board) for any reason, to (i) leave his or her employment or position with the Ensco Group, (ii) compete with the business of the Ensco Group, and/or (iii) violate the terms of any employment, non-competition or similar agreement such employee has with the Ensco Group.
5. Continuation of Employment. The Executive shall continue as an employee and officer of the Company until at least the later of (i) the date of the Successor Appointment and (ii) the date of the AGM in 2014 (such later date being the “Transition Date”), without any interruption in service as a result of his relinquishing his CEO responsibilities, and shall be so treated for all purposes, including with respect to participation in compensation and benefit plans of the Company. On the Transition Date, in accordance with the Company’s Corporate Governance Policy, the Executive will submit a pro-forma letter of resignation to the Board.
6. Compensation and Benefits. During his service as the Chairman of the Board following the Successor Appointment until the date of the AGM in 2014, the Executive shall receive the following compensation and benefits:
(a) The Company shall pay the Executive a base salary, annualized, of US$525,000.00 (“Base Salary”), payable in periodic amounts in accordance with its customary payroll practices for executive officers.
(b) The Executive shall be eligible to participate in the Ensco 2005 Cash Incentive Plan (“ECIP”), and any successor plan, on the same basis as other executive officers, with a target bonus percentage, expressed as a percentage of his Base Salary, of 115 percent.
(c) The Executive shall be eligible to participate in the Ensco 2012 Long-Term Incentive Plan (“LTIP”), and any successor plan, on the same basis as other executive officers, with a target award of US$2,500,000.00 annually.
(d) Except as provided herein, the Executive shall continue to be eligible for, and to receive, all compensation and benefits available to executive officers, including but not limited to all contributions under the 2005 Supplemental Executive Retirement Plan (“SERP”), the Ensco Savings Plan (including but not limited to the profit sharing provisions thereof), and medical, life and disability insurance and other benefits and insurance coverage, on the same basis as other executive officers.
(e) For the avoidance of doubt, the Company confirms that the Executive has fully nonforfeitable interests in his accrued benefits earned under the SERP and the Ensco Savings Plan, including in all cases any Company contributions, deferrals or accruals thereunder made after the date of the Successor Appointment.
(f) The Executive’s accrued but unused vacation, as of the date of the Successor Appointment, shall be paid to him in a lump sum within thirty (30) days following such date. The Executive will not accrue or earn paid vacation as Chairman of the Board.
In the event that, after the Successor Appointment and in connection with the AGM in 2014, the Executive is nominated to serve on the Board, is elected by the shareholders, and is appointed as Chairman of the Board, the Executive shall continue to be eligible to receive the compensation and benefits set forth in this section 6 through the AGM in 2015. Further, with respect to any ECIP award granted on or after January 1, 2014 for the calendar year in which the Executive’s employment terminates (the “Termination Year”), irrespective of whether such award was made before or after the Successor Appointment, such award shall be paid to the Executive at the time specified in the ECIP, and the amount of the ECIP award that will be paid to the Executive for the Termination Year shall be calculated by multiplying (x) the amount of the ECIP award that would have been payable to the Executive under the ECIP if the Executive had been employed through the date of payment of such award based on the actual level of achievement of the performance metrics applicable for the Termination Year, by (y) a fraction, the numerator of which shall be the days during the Termination Year that the Executive was employed by the Company and the denominator of which shall be 365.
7. Transition Date. Subject only to section 11 of this Agreement:
(a) the Executive’s unvested restricted stock units, restricted stock awards and unvested stock options existing as of the Effective Date will continue to vest pursuant to their terms until the Transition Date, and, provided that the Executive continuously provides services to the Company from the Effective Date until the Transition

Date, any unvested restricted stock units, unvested restricted stock awards and unvested stock options existing as of the Transition Date (other than any awards granted on or after January 1, 2014) shall immediately vest in full, without any proration, on the Transition Date, whereupon the Executive shall have a fully vested, non-forfeitable right to such stock and to exercise such stock options pursuant to their terms on and after that date; provided, however, that any restricted stock units that vest upon the Transition Date shall not be paid or settled until the original vesting date specified in the award agreement under which they were granted; and
(b) the Executive’s unvested performance unit awards existing as of the Effective Date will continue to vest and be earned in accordance with their terms during his service as Chairman of the Board until the Transition Date, subject to the achievement of the performance metrics applicable for such awards. Provided that the Executive continuously provides services to the Company from the Effective Date until the Transition Date, all of his unvested performance unit awards existing as of the Transition Date (other than any awards granted on or after January 1, 2014) shall immediately vest in full, without any proration, on the Transition Date, subject to the achievement of the performance metrics applicable for such awards. Payments under such performance unit awards shall be made in the amounts and at the times specified in the applicable performance unit agreements.
8. Administrative Support and Expenses. The Company shall provide the Executive with suitable office space at any of its current office locations and such administrative support as the Executive reasonably requires in connection with the performance of his duties under this Agreement. Further, the Company shall promptly reimburse the Executive for expenses (including those related to travel and entertainment) reasonably incurred in connection with such duties, in accordance with the Company’s travel and entertainment policies.
9. Indemnification. The Deed of Indemnity signed by the Executive on 22 December 2009 shall continue in effect in all respects during the Executive’s continued employment as CEO and as Chairman of the Board and for such periods of time following the termination of his employment as Chairman of the Board as are established in section 15 of such Deed of Indemnity. Further, the Executive will be entitled to the benefit of any insurance policies the Company maintains for the benefit of its officers and directors against all liabilities, claims, costs, charges and expenses incurred in connection with any action, suit or proceeding to which he may be made, or threatened to be made, a party, witness or other participant by reason of being a director, officer or employee of the Company. Additionally, if the Company fails to administer any provision of this Agreement consistent with its terms and intent, the Company shall indemnify the Executive fully for any costs or other liability to the Executive, other than legal fees, resulting from such error.
10. Retirement. Upon the Executive’s termination of employment with the Company after the date of the Successor Appointment, for any reason set forth in section 11(a), then the Executive, without further action on his part, shall be deemed and treated as though the Executive (i) has reached the Normal Retirement Age (as defined in the LTIP) as of the date of such termination of employment and (ii) has incurred a separation of service due to Retirement (as defined in the LTIP).
11. Termination of Employment.
(a) In the event that the Executive’s employment with the Company is terminated (1) by reason of the Executive' death or Disability (as defined below), (2) by the Executive for Good Reason (as defined below), (3) by the Company without Cause (as defined below), or (4) following the Executive tendering a letter of resignation to the Board and the Board accepting such resignation, in each case on or following the date of the Successor Appointment, the Executive shall be entitled to the following:
(i) any unvested restricted stock units, unvested restricted stock awards and unvested stock options existing as of the date of such termination of employment and granted prior to January 1, 2014, will immediately vest in full on the date of the termination of employment, whereupon the Executive (or the Executive’s estate, as applicable) shall have a fully vested, non-forfeitable right to such stock and to exercise such stock options pursuant to their terms on and after that date; provided, however, that any restricted stock units that vest upon the termination of employment shall not be paid or settled until the original vesting date specified in the award agreement under which they were granted;

(ii) all of the Executive’s unvested performance unit awards existing as of the date of such termination of employment and granted prior to January 1, 2014 shall vest in full, without any proration, as of such date, subject to the achievement of the performance metrics applicable for such awards; provided, however, that payments under such performance unit awards shall be made in the amounts and at the times specified in the applicable performance unit agreements;
(iii) (x)any unpaid Base Salary through the date of termination, (y) unreimbursed business expenses that are eligible for reimbursement in accordance with the applicable Company policies through the date of termination, and (z) to the extent not otherwise paid or provided, such employee benefits or other amounts, if any, earned, vested, or to which the Executive may otherwise be entitled to receive under any plan, program, policy, practice, arrangement, contract or agreement of the Company pursuant to the terms governing such benefits or amounts ((x), (y), and (z) together, the “Accrued Obligations”), which shall be paid no later than sixty (60) days following the date of the Executive’s termination of employment; and
(iv) for purposes of clarity, any unvested restricted stock units, unvested restricted stock awards, unvested stock options, and unvested performance unit awards existing as of the date of such termination of employment and granted on or after January 1, 2014 shall not vest on the Executive’s termination of employment and shall be governed solely by the terms of the plan and award agreement pursuant to which they were granted.
“Cause” shall mean (i) the willful and continued failure of the Executive to perform substantially the Executive’s duties and obligations (other than any such failure resulting from bodily injury or disease or any other incapacity due to mental or physical illness), (ii) gross misconduct by the Executive, (iii) the willful and material breach by the Executive of any Ensco Group policies or the Company’s Code of Conduct, or (iv) the conviction of the Executive by a court of competent jurisdiction, from which conviction no further appeal can be taken, of a felony-grade crime involving moral turpitude; provided, however, that in any of the aforementioned cases the cessation of employment of the Executive shall not be deemed to be for Cause unless and until there shall have been delivered to the Executive a copy of a resolution duly adopted by the Board specifying that the Executive is being terminated for Cause.
“Disability” shall mean that, in the opinion of a physician selected by the Company or its insurers and acceptable to the Executive or the Executive’s legal representative, the Executive is unable to engage in any substantial gainful activity that is comparable to the Executive’s position immediately prior to such incapacity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.
“Good Reason” shall mean a material breach of this Agreement by the Company. In the case of the Executive’s allegation of Good Reason, (i) the Executive shall provide notice to the Board of the event alleged to constitute Good Reason within ten (10) days of the occurrence of such event, and (ii) the Company shall have the opportunity to remedy the alleged Good Reason event within ten (10) days from receipt of notice of such allegation. If the Company does not cure the circumstance giving rise to Good Reason, the Executive must terminate his employment with the Company within ten (10) days following the end of the ten (10) day cure period described in clause (ii) above in order for his termination to be considered a termination for Good Reason.
(b) In the event that the Executive’s employment with the Company is terminated for any reason other than a reason set forth in section 11(a), on or following the date of the Successor Appointment, then the Company shall have no further obligations to the Executive under this section 11 other than for the payment of the Accrued Obligations, which shall be paid no later than sixty (60) days following the date of the Executive’s termination of employment.
12. Tax Equalization. Because the Executive is a United States citizen who has been and will be performing services in the United Kingdom, the Executive may be subject to personal income taxation in both the United States and the United Kingdom. In order to protect the Executive from double taxation, the Executive shall be entitled to a tax equalization payment compensating the Executive for any excess of foreign taxes over the amount of U.S. federal and state taxes the Executive would have paid if he had remained an employee in the United States such that the after tax amount actually retained by the Executive is equal to the after tax amount the Executive would have retained if he had been an employee in the United States (“Tax Equalization Payment”). The Company shall pay for the cost associated with the preparation of the Executive’s tax returns and the resolution of any tax issues that may result from payment received as a result of the Executive’s employment with the Company in the United Kingdom in the same manner and to the same extent that the Company provides this benefit to other executives of the Company. It is the Executive’s responsibility to file returns and provide any required documentation on a timely basis to comply with U.S. expatriate tax laws as well as the tax laws of the United Kingdom. Notwithstanding anything herein to the contrary, the Tax Equalization Payment provided in this section 12 will only apply with respect to payments and other compensation the Executive has received and will receive from the Company and will apply as to (i) any tax periods in which the Executive has received or will receive any such payments or other compensation from the Company and (ii) any tax periods in which the Executive is subject to taxation in the United Kingdom in respect of his employment with the Company. For the avoidance of doubt, the Executive will be entitled to the Tax Equalization Payment under this section 12 without regard to the reason his employment terminates.
13. Repatriation. Provided that the Executive continues to provide services to the Company from the Effective Date through January 1, 2014, then no later than 30 days following January 1, 2014, the Company shall pay the Executive an amount equal to the sum of (x) one-twelfth (1/12) of the Executive’s base salary as CEO, plus (y) $10,000, as well as any other repatriation benefits generally provided by the Company. The payments enumerated in this section 13 are intended to help facilitate the Executive’s relocation back to the United States. For the avoidance of doubt, the Executive will be entitled to the repatriation benefits under this section 13 without regard to the reason his employment terminates.
14. Health Benefits.
(a) Upon the termination of the Executive’s employment with the Company for any reason set forth in section 11(a) and to the extent permitted under the applicable plan, each of the Executive and the Executive’s spouse shall be eligible to continue to participate in the Company’s group health plan (i.e., with respect to medical, dental and vision coverage) until such time as the Executive or the Executive’s spouse, as applicable, becomes eligible for and covered by Medicare (the “Retiree Health Benefits”). The Company shall provide the Retiree Health Benefits to the Executive and the Executive’s spouse regardless of whether at any such time the Company makes retiree medical, dental and/or vision coverage available to employees generally, and the Retiree Health Benefits shall be at least as favorable as the group medical, dental and vision coverage offered by the Company to employees of the Company who then serve in a senior executive capacity. Retiree Health Benefits shall be suspended during any period the Executive is eligible for and covered by other group medical coverage provided by another employer. The Executive, or if applicable, the Executive’s surviving spouse, shall be responsible for the payment of the applicable premiums for the cost of all coverage described in this section 14 at a rate not to exceed the cost to active employees of the Company who serve in an executive capacity of the most comprehensive group health coverage offered by the Company. Notwithstanding the foregoing, the Executive shall pay the full cost (i.e., the full COBRA premium rate or such other amount reasonably determined by the Company) of the benefits as determined under the then current practices of the Company on a monthly basis and the Company shall reimburse the Executive the excess of such costs, if any, above the then active employee cost for such benefits.
(b) In the event one or more of the health, dental, or vision plans of the Company do not permit continued coverage of the Executive or his spouse during the period the Retiree Health Benefits are to be provided under this section 14, the Executive or his surviving spouse, as applicable, shall obtain the Retiree Health Benefits that cannot be provided under Company plans by purchasing coverage on the open market that is comparable to the coverage of the group medical, dental or vision coverage, as applicable, offered by the Company to employees of the Company who serve in a senior executive capacity at that time and the Company will promptly reimburse the Executive or his spouse for the portion of the cost of such coverage in excess of the cost to active employees of the Company who serve in an executive capacity of the most comprehensive group health coverage offered by the Company at that time.

(c) Any reimbursements by the Company to the Executive required under this section 14 shall be made on a regular, periodic basis within thirty (30) days after such reimbursable amounts are incurred by the Executive. Any reimbursements provided during one taxable year of the Executive shall not affect the expenses eligible for reimbursement in any other taxable year of the Executive (with the exception of applicable lifetime maximums applicable to medical expenses or medical benefits described in Section 105(b) of the Internal Revenue Code of 1986, as amended (the “Code”)) and the right to reimbursement under this section 14 shall not be subject to liquidation or exchange for another benefit or payment.  For clarity, all premium payments made by the Executive will be made on an after-tax basis and the Executive will not receive a tax gross up or other payment from the Company to offset any taxes owed by the Executive with respect to either the active employee portion of the applicable premium or the Company’s reimbursement of amounts in excess of the active employee portion.
15. Section 409A Compliance. It is intended that this Agreement shall comply with Section 409A of the Code. The provisions of this Agreement shall be interpreted and administered by the Company in a manner that complies with Section 409A of the Code. For purposes of Section 409A of the Code, each payment or amount due under this Agreement shall be considered as separate payment, and the Executive’s entitlement to a series of payment sunder this Agreement is to be treated as an entitlement to a series of separate payments. Notwithstanding any provision in this Agreement to the contrary, if any payment provided for in this Agreement would be subject to additional taxes and interest under Section 409A of the Code if the Executive’s receipt of such payment is not delayed as provided in Section 409A(a)(2)(B) of the Code and the Treasury Regulations issued thereunder, then such payment shall not be made to the Executive until the earlier of (a) the date of the Executive’s death or (b) the date that is six months after the date of the Executive’s “Separation from Service” (as defined in Treasury Regulation 1.409A-1(h)) with the Company. Any such delayed payments shall be paid in a lump sum without interest. All references in this Agreement to a “termination of employment” are intended to have the same meaning as a Separation from Service. The amount of expenses eligible for reimbursement, or in-kind benefits provided under this Agreement, during the Executive’s taxable year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year. All reimbursements of eligible expenses shall be made promptly and in accordance with the Company’s reimbursement policies, but in no even later than the last day of the Executive’s taxable year following the taxable year in which the expense was incurred. The right to reimbursement or in-kind benefits under this Agreement is not subject to liquidation or exchange for another benefit.

16. Successors. The Company will require that any successor agree to adopt and comply in all respects with the terms and provisions of this Agreement.

17. Amendments and Waiver. No amendment, modification or waiver of any provision of this Agreement shall be effective unless reduced to writing and signed by both Parties.

18. Entire Agreement. This Agreement sets forth the entire agreement and understanding of the Parties with respect to its subject matter and supersedes all prior agreements and understandings, whether they be written or oral, except as otherwise expressly stated herein. The Executive’s participation, compensation and benefits under the Company’s benefit plans and compensation arrangements shall remain subject to the terms of such plans and compensation arrangements, except to the extent otherwise provided in this Agreement, and as they may be modified from time to time by the Company; provided that no modification to any such plan or arrangement shall adversely impact the Executive unless the modification is generally applicable to executive officers of the Company, and in no event shall any such modification adversely affect any right or benefit of the Executive provided for in this Agreement.

19. Notice. Notices and all other communications provided for in this Agreement shall be in writing and deemed to have been duly given when delivered or mailed by United States certified mail or registered mail, return receipt requested, postage prepaid, addressed as follows to the respective party:

Daniel W. Rabun
5600 Cross Timbers Road
Flower Mound, Texas 75022

Ensco plc
6 Chesterfield Gardens, 3rd Floor
London, England W1J 5BQ
Attention: General Counsel

or to such other address as either Party may have furnished the other in writing in accordance with this provision, except that notices of change of address shall be effective only upon receipt.
20. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without regard to conflicts of law principles.
21. Taxes. The Company is authorized to withhold from any payments made hereunder amounts of withholding and other taxes due or potentially payable in connection therewith, and to take such other action as the Company may deem advisable to enable the Company and the Executive to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any payments made under this Agreement.
22. Effectiveness. This Agreement shall become effective as of the Effective Date. The Board shall provide to the Executive a certified copy of the written resolution of approval of this Agreement as soon as practicable.
IN WITNESS WHEREOF, the Parties have executed this Agreement effective for all purposes as of the Effective Date.
Company

/s/ PAUL E. ROWSEY III

Name: Paul E. Rowsey III
Title: Lead Director

/s/ BRADY K. LONG

Name: Brady K. Long
Title: Vice President, General Counsel & Secretary

Executive

/s/ DANIEL W. RABUN

Daniel W. Rabun